CODIAK BIOSCIENCES, INC.

35 CambridgePark Drive, Suite 500

Cambridge, MA 02140

November 12, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Lauren S. Hamill

RE:	Codiak BioSciences, Inc.

Registration Statement on Form S-3

Filed November 4, 2021

File No. 333-260781

Acceleration Request

Dear Ms. Hamill:

With respect to the above-referenced Registration Statement on Form S-3 (the “Registration Statement”), and pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, the undersigned hereby respectfully requests, on behalf of Codiak BioSciences, Inc. (the “Company”), that the Securities and Exchange Commission accelerate the effective date of the Registration Statement to Monday, November 15, 2021, at 4:00 p.m. Eastern Time, or as soon as practicable thereafter.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

Please call Megan N. Gates of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Company, at (617) 542-6000, with any comments or questions regarding the Registration Statement.

Very truly yours,

CODIAK BIOSCIENCES, INC.

/s/ Douglas E. Williams, Ph.D.
Douglas E. Williams, Ph.D.
Chief Executive Officer

cc:	Linda C. Bain, Codiak BioSciences, Inc.

Yalonda T. Howze, Esq., Codiak BioSciences, Inc.

Megan N. Gates, Esq., Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.